[VINSON & ELKINS LETTERHEAD]

        April 30, 2007

Ms. Anne Nguyen Parker
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Forest Oil Corporation
  Amendment No. 3 to Registration Statement on Form S-4
  Filed March 21, 2007
  File No. 333-140532

Dear Ms. Parker:

        The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 3 to the above-referenced registration statement (the "Registration Statement"), each of which has been marked to show changes from Amendment No. 2 thereto. A copy of this letter has been furnished through EDGAR as correspondence.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley A. Barber of the same firm at (212) 237-0022.

Very truly yours,

/s/ Shelley A. Barker
cc:
Mellissa Duru
Jennifer Goeken
Jill Davis